July 11, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: National Research Corporation

       Form 10-K for the Fiscal Year Ended December 31, 2012

       Filed March 1, 2013

       File No. 000-29466

Dear Mr. Rosenberg:

Set forth below is the response of National Research Corporation, a Wisconsin corporation (the “Company”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated June 28, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Annual Report”). The numbered item set forth below repeats (in italics) the comment of the Staff reflected in the Comment Letter, and following such comment is the Company’s response (in regular type).

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting

Revenue Recognition, Page 35

SEC Staff Comment

1.

You state on page 36 that your revenue arrangements (not involving software elements) may include multiple elements. Please provide proposed disclosure to be included in future filings to address the disclosure requirements of ASC 605-25-50-2.

Response: The Company respectfully submits the following disclosure of its revenue recognition policy to be included in future Company filings.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Services are provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company’s revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of Accounting Standards Codification (“ASC”) 985-605, Software-Revenue Recognition.

Hosting arrangements to provide customers with access to the Company’s propriety software are marketed under long-term arrangements generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for setup services are typically billed for our hosting arrangements, however, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company’s software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support (“PCS”) and training. License terms range from one year to three years, and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company’s installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company’s revenue arrangements (not involving software elements) with a client may include combinations of performance measurement and improvement services, healthcare analytics or governance education services which may be executed at the same time, or within close proximity of one another (referred to as a multiple-element arrangement). Each element of a multiple-element arrangement is accounted for as a separate unit of accounting provided each delivered element is sold separately by the Company or another vendor; and for an arrangement that includes a general right of return relative to the undelivered elements, delivery or performance of the undelivered services are considered probable and substantially in the control of the Company. The Company’s arrangements generally do not include a general right of return related to the delivered services. If these criteria are not met, the arrangement is accounted for as a single unit of accounting with revenue generally recognized equally over the subscription period or recognized under the proportional performance method.

Revenue is allocated to each separate unit of accounting based on relative selling price using a selling price hierarchy: VSOE, if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price if VSOE nor TPE is available. VSOE is established based on the services normal selling price and discounts for the specific services when sold separately. TPE is established by evaluating similar competitor services in standalone arrangements. If neither exists for a deliverable, the best estimate of the selling price (“ESP”) is used for that deliverable based on list price, representing a component of management’s market strategy, and an analysis of historical prices for bundled and standalone arrangements. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represents contingent revenue. VSOE, TPE, and ESP are periodically adjusted to reflect current market conditions. These adjustments are not expected to differ significantly from historical results.

* * * *

The Company acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, or would like to discuss the Company’s response, please contact the undersigned at (402) 475-2525.

Very Truly Yours,

/s/ Kevin R. Karas

Kevin R. Karas
Senior Vice President Finance,
Chief Financial Officer, Treasurer and Secretary

cc:                  Christine Allen

Mary Mast

               U.S. Securities and Exchange Commission

Russell E. Ryba

               Foley & Lardner LLP